# Simmons First Investment Group, Inc.
## Statements of Financial Condition
## December 31, 2016 and 2015

|  | 2016 | 2015 |
|---|---|---|
| **Assets** |  |  |
| Cash | $ 223,899 | $ 269,719 |
| Deposits with clearing organization | 2,900,517 | 2,275,815 |
| Securities owned at market value | -- | 4,397,770 |
| Premises and equipment, net | 236,947 | 60,096 |
| Receivable from clearing organization | 182,556 | 202,731 |
| Customer Relationship Intangible net | 1,665,333 | 1,836,167 |
| Goodwill | 1,885,428 | 1,885,428 |
| Other Assets | 58,545 | 104,441 |
| **TOTAL ASSETS** | $ 7,153,226 | $ 11,032,167 |
| **Liabilities** |  |  |
| Payable to clearing organization | $ -- | $ 1,183 |
| Accounts payable and accrued expenses | 236,259 | 128,231 |
| Income tax liability | 121,769 | 33,187 |
| Deferred tax liability | 652,727 | 731,142 |
| **Total Liabilities** | 1,010,755 | 893,743 |
| **Stockholder's Equity** |  |  |
| Common stock; $1 par value; 10,000 shares Authorized; 5,000 shares issued and outstanding | 5,000 | 5,000 |
| Additional paid in capital | 6,216,948 | 9,795,000 |
| Retained earnings (deficit) | (79,476) | 338,424 |
| Total stockholder's equity | 6,142,472 | 10,138,424 |
| **TOTAL LIABILITIES AND STOCKHOLDERS EQUITY** | $ 7,153,226 | $ 11,032,167 |

*See Notes to Financial Statements*